UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 333-297311

SCORPIO GOLD CORP.

(Registrant)

Suite 750, 1095 West Pender Street

Vancouver, British Columbia, Canada V6E 2M6

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3, and 99.4 included with this Report on Form 6-K are hereby incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-297311) and shall be deemed to be a part thereof from the date on which this report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO GOLD CORP.
(Registrant)

Date November 12, 2026	By	/s/ Zayn Kalyan
Zayn Kalyan
Chief Executive Officer, President and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Unaudited Condensed Interim Consolidated Financial Statements for the nine months ended September 30, 2026

99.2	Management’s Discussion and Analysis for the nine-month period ended September 30, 2026

99.3	Certification of Interim Filings CEO dated November 12, 2026

99.4	Certification of Interim Filings CFO dated November 12, 2026